COLUMBIA FUNDS SERIES TRUST II

225 Franklin Street

Boston, MA 02110

January 21, 2016

VIA EDGAR

Mr. Oh, Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust II (the “Registrant”)
Columbia AMT-Free Tax-Exempt Bond Fund (the “Fund”)
PRE 14A (Preliminary Proxy Statement)
File No. 811-21852

Dear Mr. Oh:

This letter responds to comments received via telephone from the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) on January 4, 2016 with respect to the above-referenced preliminary proxy statement filing (the “Filing”). Comments and responses are outlined below.

Comment 1:	The Filing includes bracketed and incomplete information. Complete and finalize this information in the definitive filing.

Response:	All information will be complete in the definitive filing.

Comment 2:

In Proposal 1, the Fund solicits shareholder approval of a new, non-fundamental investment objective. Consider splitting this proposal into two proposals – one for the revised policy and another to convert the objective from fundamental to non-fundamental.

Response:	Proposal 1 will be split into two proposals, as requested.

Comment 3:

Consider including a discussion of the investment policy regarding investment in below investment grade (junk) bonds in the section entitled “Proposal 2 – Approve a Change to the Fund’s Fundamental 80% Policy.”

Response:

We believe a further discussion of the investment policy regarding investment in below investment grade (junk) bonds is more pertinent to the discussion of the proposed change to the Fund’s investment objective (Proposal 1). Accordingly, we intend to add the following disclosure as the last paragraph of the section of the proxy statement entitled “Proposal 1 – Approve a Change to the Fund’s Investment Objective”:

In addition, as discussed above, the Board has approved the removal of the Fund’s current policy to limit investment in below investment grade (junk) bonds to 25% of its net assets, contingent upon shareholder approval of the change to the Fund’s investment objective (Proposal 1) and the Fund’s 80% policy (Proposal 3). Securities and other debt instruments held by the Fund that are rated below investment grade (commonly called “high-yield” or “junk”

bonds) and unrated debt instruments of comparable quality expose the Fund to a greater risk of loss of principal and income than a fund that invests solely or primarily in investment grade debt instruments. In addition, these investments have greater price fluctuations, are less liquid and are more likely to experience a default than higher-rated debt instruments. High-yield debt instruments are considered to be predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal. The proposed investment objective is more consistent with the Fund’s ability to invest without limit in below investment grade (junk) bonds.

In addition, a discussion of the policy change relating to below investment grade (junk) bonds is discussed in the “General Overview” section of the proxy statement.

Comment 4:	In the section discussing the proposal relating to the Fund’s fundamental 80% policy, present the current and proposed policy in tabular format.

Response:	The following table will be added to this section:

	Current Investment Policy	Proposed Investment Policy
Language of Policy

Under normal market conditions, the Fund will invest at least 80% of its net assets (including the amount of any borrowings for investment purposes) in bonds and other debt obligations issued by or on behalf of state or local governmental units whose interest is exempt from federal income tax.(a)

(a)    The Fund does not intend to purchase bonds or other debt securities, the interest from which is subject to the alternative minimum tax.

Under normal market conditions, the Fund will invest at least 80% of its net assets (including the amount of any borrowings for investment purposes) in bonds and other debt obligations issued by or on behalf of state or local governmental units whose interest is exempt from federal income tax.

Inclusion of AMT-Generating Securities	AMT-generating securities do not count towards the 80% policy.	AMT-generating securities will count towards the 80% policy.

Comment 5:	Consider including a description of the factors that Board of Trustees of the Registrant considered when determining to approve the proposed changes to the Fund, including factors that weighed against approval of the proposals.

Response:	In response to this comment, the section previously entitled “General Overview – Fund Changes Associated with Proposal 1 and Proposal 2” will be replaced with the following section:

Reasons for the Proposed Reorganizations and Board Deliberations

The Board considered the Proposals in connection with other changes to the Fund. Together, the changes are designed to allow the Fund to invest in tax-exempt and taxable municipal bonds across varying maturity ranges and credit ratings. Specifically, the Fund would be able to invest:

• in securities generating interest subject to the federal AMT without limitation;

• in below investment grade (junk) bonds without limitation (currently, the Fund is limited to investing no more than 25% of its net assets in such bonds); and

• up to 20% of the Fund’s net assets in taxable securities and instruments (generating interest that is subject to the regular income tax).

These changes are intended to provide Columbia Management Investment Advisers, LLC (“Columbia Threadneedle”), the Fund’s investment manager, with greater flexibility to invest the Fund’s assets in a broader universe of fixed income securities. These changes enhance the Fund’s investment flexibility to adjust to changing economic environments in an effort to more effectively manage risk and enhance performance. By the same token, the changes, collectively, are likely to result in the Fund being subject to increased risks associated with investment in below investment grade securities and investments in municipal obligations generating interest subject to AMT which can subject certain shareholders to increased tax cost. See the section in the Fund’s prospectus captioned “Principal Risks” for a description of these risks.

Columbia Threadneedle believes that, for the reasons discussed in this Proxy Statement, the proposed changes will be beneficial for the Fund. However, you should be aware that the proposed changes may make a portion of the Fund’s exempt-interest dividends taxable to those shareholders subject to the federal AMT, and may increase the taxable distributions of the Fund (distributions subject to the regular federal income tax).

The Board considered the Proposals and related changes at Board and committee meetings held in September, November and December 2015. The Board considered a number of factors when assessing and approving the changes, including, among others, in no order of priority: (i) the potential tax impact of the changes to Fund shareholders, recognizing that each shareholder’s tax situation is different; (ii) information on historic yields of AMT-generating bonds relative to non-AMT-generating bonds; (iii) the likely purpose of the Fund’s investment in taxable securities and instruments; (iv) the investment policies allowing other municipal bond Columbia Funds to invest in AMT-generating securities; (v) information on investments in AMT-generating securities and taxable securities by other mutual funds managed in a manner similar to how the Fund would be managed, assuming implementation of the proposed changes; (vi) the potential benefit of providing greater investment flexibility to the Fund’s portfolio managers to respond to changing market conditions and environments; (vii) the investment risks of increased exposure to below investment grade (junk) bonds; and (viii) the plan to communicate the changes to shareholders and the ability of shareholders to exchange from the Fund to more typical municipal and tax-exempt bond funds managed by Columbia Threadneedle. In their deliberations, the Board did not identify any single factor that was paramount or controlling and individual Board members may have attributed different weights to various factors. The Board made its deliberation with the advice and assistance of Fund counsel and independent legal counsel to the Board.

In connection with the above-referenced Filing, the Registrant hereby acknowledges the following:

The disclosures in the Filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in this Filing. The Registrant represents to the Commission that comments made by the Commission, or the Staff acting pursuant to delegated authority, or changes to disclosure in response to Staff comments in the Filing reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the Filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact the undersigned at (617) 385-9536.

Sincerely,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga Secretary and Vice President Columbia Funds Series Trust II

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